Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces Monthly Operating Results
OKLAHOMA CITY, July 10, 2008 (BUSINESS WIRE)—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today operational results for the month ended and as of June 30, 2008.
Utilization for the Company’s drilling fleet was 83% for the month of June compared to 85% for the previous month and 69% for the first quarter of 2008. The Company had an average of 45 marketed drilling rigs in June compared to 45 in the previous month and 45 for the first quarter of 2008. The average dayrate on operating drilling rigs as of June 30, 2008, was $17,564 compared to $16,561 as of May 31, 2008, and $17,101 for the first quarter of 2008. The increase in average dayrate on operating drilling rigs as of June 30, 2008, is partially due to a wage increase initiated during June for Bronco field personnel that is contractually passed through to Bronco’s customers. The wage increase resulted in a $750 increase in the average dayrate.
Utilization for the Company’s workover fleet was 74% for the month of June compared to 74% for the previous month and 77% for the first quarter of 2008. The Company had an average of 54 marketed workover rigs in June compared to 53 in the previous month and 48 for the first quarter of 2008.
The Company cautions that several factors other than those discussed above may impact the Company’s operating results and that a particular trend regarding the factors above may or may not be indicative of the Company’s current or future financial performance.
About Bronco Drilling
Bronco Drilling Company, Inc. is a publicly held company headquartered in Edmond, Oklahoma, and is a provider of contract land drilling and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The NASDAQ Global Market under the symbol “BRNC”. For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc.
Rig Status Report
as of June 30, 2008

							Est. Duration (2)
	Rig No.	Horsepower	Rig Type	Basin	Status (1)	Contract	Days	Date
1	2	400 hp	M		I
2	4	950 hp	M	Piceance	O	Term	148	11/25/2008
3	5	650 hp	M	Anadarko	O	Term	188	1/4/2009
4	6	650 hp	M	Anadarko	O	Term	241	2/26/2009
5	7	650 hp	M	Woodford	O	well to well
6	8	1000 hp	E	Williston	O	well to well
7	9	650 hp	M	Arkoma	O	Term	185	1/1/2009
8	10	1000 hp	E	Anadarko	O	well to well
9	11	1000 hp	E	Woodford	O	Term	279	4/5/2009
10	12	1500 hp	E	Anadarko	O	3 wells
11	14	1200 hp	E	Woodford	O	Term	11	7/11/2008
12	15	1200 hp	E	Cotton Valley	O	4 wells
13	16	1400 hp	E	Anadarko	O	well to well
14	17	1700 hp	E	Anadarko	O	3 wells
15	20	1400 hp	E	Anadarko	O	well to well
16	21	2000 hp	E	Woodford	O	3 wells
17	22	1000 hp	E	Woodford	O	well to well
18	23	1000 hp	E	Piceance	O	Term	185	1/1/2009
19	25	1500 hp	E	Woodford	O	2 wells
20	26	1200 hp	E	Anadarko	O	3 wells
21	27	1500 hp	E	Piceance	O	Term	323	5/19/2009
22	28	1200 hp	E	Bakken	O	Term	305	5/1/2009
23	29	1500 hp	E	Woodford	O	3 wells
24	37	1000 hp	E	Cotton Valley	O	well to well
25	41	950 hp	M	Anadarko	O	3 wells
26	42	650 hp	M	Anadarko	O	well to well
27	43	1000 hp	M	Cotton Valley	O	Term	184	12/31/2008
28	51	850 hp	M	Anadarko	O	6 wells
29	52	850 hp	M	Anadarko	O	6 wells
30	53	750 hp	M		I
31	54	850 hp	M	Woodford	O	Term	324	5/20/2009
32	55	950 hp	M		O	Term	549	12/31/2009
33	56	1100 hp	M	Anadarko	O	well to well
34	57	1100 hp	M	Woodford	O	Term	264	3/21/2009
35	58	800 hp	M	Cotton Valley	O	well to well
36	59	850 hp	M		I
37	60	850 hp	M	Anadarko	O	well to well
38	62	1000 hp	M	Anadarko	O	well to well
39	70	450 hp	M	Anadarko	O	well to well
40	72	750 hp	M	Anadarko	O	3 wells
41	75	750 hp	M	Woodford	O	Term	45	8/14/2008
42	76	900 hp	M		O	Term	549	12/31/2009
43	77	1200 hp	M	Anadarko	O	3 wells
44	78	1000 hp	M	Cotton Valley	O	2 wells
45	97	850 hp	M	Anadarko	O	well to well

M - Mechanical	I - Idle
E - Electric	O - Operating

1	Rigs classified as “operating” are under contract while rigs described as “idle” are not under contract but are being actively marketed and generally ready for service.

2	The estimated contract duration is derived from discussions with our customer regarding their current projection of the days remaining to complete the project.

Changes from the prior month are highlighted.

Important Information
On January 23, 2008, Bronco entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), providing for the acquisition of Bronco by Allis-Chalmers. On June 1, 2008, Bronco and Allis Chalmers entered into an amendment to such merger agreement. In connection with the proposed merger, Allis-Chalmers filed a registration statement on Form S-4 (Registration No. 333-149326) with the Securities and Exchange Commission (the “SEC”) on February 20, 2008, a first amendment to such registration statement on Form S-4 with the SEC on March 27, 2008, and a second amendment to such registration statement on Form S-4 with the SEC on June 9, 2008, a third amendment to such registration statement on Form S-4 with the SEC on June 26, 2008, and a fourth amendment to such registration statement on Form S-4 with the SEC on July 10, 2008, which registration statement contains a joint proxy statement/prospectus of both companies. Allis-Chalmers and Bronco may file other relevant documents concerning the proposed merger, including any amendments to such registration statement. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444.
Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the joint proxy statement/prospectus filed with the SEC, as it may be amended or supplemented from time to time. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers’ common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on July 10, 2008, as further amended, and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco’s common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger, as it may be amended or supplemented from time to time.
THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.
Cautionary Note Regarding Forward-Looking Statements
The information in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, comments pertaining to estimated contract duration. Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, early termination by the customer pursuant to the contract or otherwise, cancellation or completion of certain contracts or projects earlier than expected, operating hazards and other factors described in Bronco Drilling Company, Inc’s. Annual Report on Form 10-K filed with the SEC on March 17, 2008, as amended on April 29, 2008, and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.

Contact:	Bob Jarvis
Investor Relations
Bronco Drilling Company
(405) 242-4444 EXT: 102
bjarvis@broncodrill.com

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